

Mail Stop 3030

December 2, 2016

Charles Rimlinger
Chief Executive Officer
Elite Data Services, Inc.
4447 N. Central Expressway
Suite 110-135
Dallas, TX 75205

>   Re: **Elite Data Services, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2015**
>   **Filed September 27, 2016**
>   **File No. 000-11050**

Dear Mr. Rimlinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1.   Please tell us when you intend to file your quarterly reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2016.

Corporate Background, page 4

2.   We note from the Florida Department of State Division of Corporations' website that it appears that the status of Elite Data Services, Inc. is inactive. Please revise your disclosure in future applicable filings to indicate the status of your corporation and what effect, if any, your inactive status had on any contracts that you entered into while the corporation was inactive or dissolved.

3.   Please tell us the status of your acquisition of WOD Market LLC. For example, please tell us whether the second closing occurred on or before September 15, 2016 and whether the third closing occurred on or before October 15, 2016, as set forth in the Definitive Agreement. We note that according to Section 8.2(d) of the Definitive Agreement for the

acquisition of WOD that either you or WOD could terminate the Definitive Agreement if the second closing had not been consummated before October 1, 2016 or if after the second closing, the third closing has not been consummated before December 31, 2016. We also note that you have not yet filed a Form 8-K relating to the termination or completion of this transaction. Please note, in this regard, the disclosures required by Form 8-K Items 2.01 (including 2.01(f)), 5.01 (including Item 5.01(a)(8)), 5.02, 5.06 as well as the financial statements and pro forma financial information required under Item 9.01.

Gaming Operations, page 5

4.   Disclose if there was any pre-existing relationship with the seller of EMBM and its affiliates and your company and its affiliates.

5.   Clarify which entity owns the license to conduct gaming operations in Honduras. If the license is required by any applicable law to be held by a Honduran corporation, please disclose that and any complications that your current joint venture structure presents in terms of complying with any applicable Honduran laws. We also note references to "Required Approvals" in the securities purchase agreement for EMBM. Please disclose what approvals were required and if those approvals were obtained.

6.   Revise to describe the significance of the license and any material barriers to your current and potential competitors. For example, do gaming establishments currently exist in Honduras and Roatan and do those establishments already operate gaming machines? How many machines are in each establishment and how many gaming establishments exist? Do other persons or entities hold licenses similar to yours? How many gaming machines are covered by those licenses? Does the license permit you to operate or manage gaming machines and/or a gaming establishment or merely sell/lease/install such machines to a third party?

7.   Clarify how you intend to source, and the cost to purchase and maintain, gaming machines. Please also revise to disclose what steps you have taken to place gaming machines at any of the licensed locations. If you have taken no steps, please state so directly.

Convertible Note, page 6

8.   Please revise future filings to clarify whether you made the July 1, 2016 and October 1, 2016 payments under the note and, if so, indicate if you paid those amounts in cash or in shares of common stock. Please also revise future filings to clarify the status of your efforts to obtain the "Initial Funding" of $500,000 required by December 31, 2016, as noted on page F-6.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

9.   The year of the date for the audit report is incomplete. Also, the amount for the
        accumulated deficit is missing from the fourth paragraph. Please amend to include an
        audit report that is complete and properly dated. Refer to Rule 2-02(a) of
        Regulation S-X.

Note 15. Stockholders' Equity

Reverse Stock Split, page F-26

10.   Please revise, as applicable, to provide retroactive effect for your reverse stock split
        consistent with ASC 260-10-55-12.

Item 9A. Controls and Procedures

Management's report on Internal Control over Financial Reporting, page 18

11.   In future filings please include a statement of management's responsibility for
        establishing and maintaining adequate internal control over financial reporting for the
        registrant. Refer to Item 308(a)(1) of Regulation S-K.

12.   Management´s Report on Internal Control over Financial Reporting does not identify the
        version of the Committee of Sponsoring Organizations of the Treadway Commission
        (COSO) Internal Control - Integrated Framework that was used to perform your
        assessment - i.e., whether your management used the 1992 Framework or the Updated
        Framework issued in 2013. Please tell us the COSO framework used by your
        management and, as required by Item 308(a)(2) of Regulation S-K, revise the report in
        future filings to identify the framework used.

Form 8-K filed September 2, 2016

13.   The Form 8-K you filed on November 2, 2015 indicates that on October 15, 2015 you
        increased the number of your authorized shares to 750 million and effected a reverse
        stock split on a 1 for 1000 basis pursuant to approval obtained on August 27, 2015. The
        Form 8-K you on filed September 2, 2016 and the disclosure on page F-26 state that you
        effected the reverse stock split on August 26, 2016, pursuant to that same approval.
        Please clarify when you effected the reverse stock split and what exhibit you filed reflects
        that split as well as the increase to your authorized shares. Ensure your response is
        consistent with publicly available information concerning this transaction, including
        information available through the Florida Division of Corporations. If you effected more
        than one reverse stock split, please tell us when you obtained shareholder approval for

each split and how you complied with the proxy and information statement requirements for those approvals. Please also clarify the reference on page F-4 to a 1 for 1,300 reverse stock split.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay, at (202) 551-3812 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery